UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                          -------------

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                           PRIMACOM AG

                         (Name of Issuer)

      Ordinary Bearer Shares and American Depositary Shares

                  (Title of Class of Securities)

                           741 54N 108

                          (CUSIP Number)

   CUSIP number of American Depositary Shares which are quoted on NASDAQ NMS.
      Ordinary Bearer Shares are not publicly traded in the United States.


             Anton M. Tuijten                            Legal Department
             General Counsel                           UnitedGlobalCom, Inc.
  United Pan-Europe Communications N.V.              4643 South Ulster Street
  Fred. Roeskestraat 123, P.O. Box 74763                    Suite 1300
    1070 BT Amsterdam, The Netherlands               Denver, Colorado 80238
             (31) 20-778-9840                            (303) 770-4001


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 17 - 27, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741 54N 108          13D              Page 2 of 7 Pages


1    NAME OF REPORTING PERSON
     United Pan-Europe Communications N.V.*

     * United Pan-Europe Communications N.V. is a majority-owned subsidiary of UnitedGlobalCom, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     98-0190997

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /   /
                                              (b) /X/

3    SEC USE ONLY


4    SOURCE OF FUNDS
     WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)    /  /


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
     BENEFICIALLY
     OWNED          8    SHARED VOTING POWER
     BY                  4,942,002
     EACH
     REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON              0
     WITH
                    10   SHARED DISPOSITIVE POWER
                         4,942,002


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,942,002

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.1%**

     ** Based on outstanding share information provided by PrimaCom AG.

14   TYPE OF REPORTING PERSON
     OO

CUSIP NO. 741 54N 108          13D              Page 3 of 7 Pages


1    NAME OF REPORTING PERSON
     UnitedGlobalCom, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     84-1116217

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /   /
                                                          (b) /X/

3    SEC USE ONLY


4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)    /  /


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              4,942,002***
     BENEFICIALLY
     OWNED          8    SHARED VOTING POWER
     BY                  0
     EACH
     REPORTING      9    SOLE DISPOSITIVE POWER
     PERSON              4,942,002***
     WITH
                    10   SHARED DISPOSITIVE POWER
                         0

          *** 4,926,102 Ordinary Bearer Shares and 31,800 American Depositary Shares are owned directly by United Pan-Europe Communications N.V., which is a majority-owned subsidiary of UnitedGlobalCom, Inc. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,942,002***

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     25.1%**

     ** Based on outstanding share information provided by PrimaCom AG.

14   TYPE OF REPORTING PERSON
     CO

CUSIP NO. 741 54N 108          13D              Page 4 of 7 Pages


ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 3, dated April 10, 2000 (this "Amendment"), amends the original Schedule 13D, dated December 30, 1999, as amended by the Amendment No. 1, dated January 19, 2000 and the Amendment No. 2, dated March 29, 2000 (the "Schedule 13D"). This Amendment relates to the ordinary bearer shares (the "Ordinary Bearer Shares") and the American Depositary Shares of PrimaCom AG, a German stock corporation (the "Company"), whose principal executive offices are located at Hegelstraae 61, 55122, Mainz, Germany. The Company is engaged primarily in owning and operating cable television systems in Germany. Each American Depositary Share represents one-half of an Ordinary Bearer Share.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As reported on the Schedule 13D, as amended, as of March 16, 2000, UPC had purchased a total of 4,382,841 of the Company's Ordinary Bearer Shares and 31,800 of the Company's American Depositary Shares. Since that date, UPC has purchased additional Ordinary Bearer Shares in the following transactions:

     1. On March 17, 2000, UPC purchased 191,218 additional Ordinary Bearer Shares.

     2.   On March 21, 2000, UPC purchased 52,600 additional Ordinary Bearer
          Shares.

     3.   On March 22, 2000, UPC purchased 89,376 additional Ordinary Bearer
          Shares.

     4. On March 23, 2000, UPC purchased 176,740 additional Ordinary Bearer Shares.

     5.   On March 27, 2000, UPC purchased 33,327 additional Ordinary Bearer
          Shares.

As of the date of this Amendment, UPC owns an aggregate of 4,926,102 Ordinary Bearer Shares, for which it paid a total purchase price of approximately 341.6 million (approximately US$329.6 million as of March 27, 2000), and 31,800 American Depositary Shares, for which it paid a total purchase price of US$956,000. Because each American Depositary Share represents one-half of an Ordinary Bearer Share, UPC owns the equivalent of 4,942,002 Ordinary Bearer Shares as of the date of this Amendment. UPC used its available working capital to make all of the purchases described herein.


ITEM 4.   PURPOSE OF TRANSACTION.

     As of March 16, 2000, UPC had purchased Ordinary Bearer Shares representing approximately 22.3% of the Ordinary Bearer Shares of the Company (based upon outstanding share information provided by the Company), including its ownership of American Depositary Shares. With the completion of the transactions described in this Amendment, UPC currently owns approximately 25.1% of the Ordinary Bearer Shares of the Company, including its ownership of American Depositary Shares. The purpose of UPC's acquisitions of Ordinary Bearer Shares and American Depositary Shares was to facilitate UPC's entry into the German telecommunications market.

CUSIP NO. 741 54N 108          13D              Page 5 of 7 Pages


     Except as described herein, United and UPC have no present plan or proposal that relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors of the Company or management of the Company;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any material change in the Company's business or corporate structure;

          (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  any action similar to any of the foregoing.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) UPC: As of March 27, 2000, UPC beneficially owned an aggregate number of 4,926,102 Ordinary Bearer Shares and 31,800 American Depositary Shares, which equates to a total of 4,942,002 Ordinary Bearer Shares. As of the date of this Amendment, UPC beneficially owns approximately 25.1% of the outstanding Ordinary Bearer Shares, including its ownership of American Depositary Shares.

     United: As of March 27, 2000, United, through its majority ownership of UPC, beneficially owned an aggregate number of 4,926,102 Ordinary Bearer Shares and 31,800 American Depositary Shares, which equates to a total of 4,942,002 Ordinary Bearer Shares. As of the date of this Amendment, United beneficially owns approximately 25.1% of the outstanding Ordinary Bearer Shares, including its ownership of American Depositary Shares. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

CUSIP NO. 741 54N 108          13D              Page 6 of 7 Pages


          (b) UPC: UPC, as a majority-owned subsidiary of United, does not have sole voting power or sole dispositive power of the 4,926,102 Ordinary Bearer Shares and 31,800 American Depositary Shares owned by it but has shared voting power and shared dispositive power of such shares with United.

     United: United, as the parent company of UPC, has sole voting power and sole dispositive power of the 4,926,102 Ordinary Bearer Shares and the 31,800 American Depositary Shares owned by UPC. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

          (c) Other than as described in the Schedule 13D and in this Amendment, neither United nor UPC has effected any transactions in the Ordinary Bearer Shares or the American Depositary Shares during the past 60 days.

     To the best of the knowledge of each of United and UPC, none of the directors and officers named in Item 2 has effected any transaction in any Ordinary Bearer Shares or American Depositary Shares during the past 60 days.

          (d) Each of United and UPC affirms that, to the best of their knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Bearer Shares or the American Depositary Shares.

          (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

     Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Ordinary Bearer Shares or the American Depositary Shares of the Company.

CUSIP NO. 741 54N 108          13D              Page 7 of 7 Pages


ITEM 8.   SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Pursuant to Rule 13d-1(k) this Schedule 13D is filed jointly on behalf of each of United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc.


     Dated:  March 28, 2001        /s/ Anton M. Tuijten
                                   United Pan-Europe Communications N.V.
                                   By:  Anton M. Tuijten
                                        General Counsel


     Dated:  April 11, 2000        /s/ Ellen P. Spangler
                                   UnitedGlobalCom, Inc.
                                   By:  Ellen P. Spangler
                                        Senior Vice President of Business and
                                        Legal Affairs